FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 27, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 27, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer expands their Chisna SE Copper-Gold porphyry target to cover an area of at least three (3) kilometres.

Item 5.	Full Description of Material Change

The Issuer reports that a recently completed airborne geophysical survey and geochemical sampling program indicates that the Chisna SE Copper Porphyry target now covers an area of at least 3 square kilometres.  The target remains open to the south and east (Figure 1).

The principal gold and copper anomaly coincides with a magnetic high, which is interpreted to reflect higher level alteration caused by a large copper-gold porphyry system at depth.  Surface mapping and soil and rock chip sampling have identified a number of “leakage” features in the alteration cap overlying this large alkaline related system.  The average assay of all rock samples (246) collected over a 7 square kilometre area in and around the alteration cap was 0.37 g/t gold, 1.4 g/t silver and 0.08% copper (Table 1).  The SE target is developing into a significant new porphyry discovery and will be a major focus of the 2008 Chisna exploration program, which will include ground geophysics to define sulfide bodies at depth for drill testing.

In addition, the Issuer has received follow-up results on its POW exploration target, located 55 kilometres to the north-west of Chisna SE.  Exploration has now delineated a strongly silicified structural zone over one-half kilometre in length, which averages 1.1 g/t gold, 7.9 g/t silver and 0.3% copper in all the rock samples collected to date (39) (Table 2).  This large mineralized structural zone appears spatially related to the porphyry system discovered to the west earlier this year.  The new results at POW have now outlined a significant drill target for 2008 which has large tonnage potential.

Implications

Ongoing geological mapping and sampling at Chisna SE has successfully identified areas of strong high level porphyry type alteration which has been cut by a series of copper and gold mineralized fractures thought to represent leakage from a significant mineral system at depth.  The zone of alteration and highly mineralized fractures is coincident with a strong magnetic feature revealed in a recent airborne geophysical survey conducted by the Issuer.  The fact that the highly anomalous gold and copper values in a recent soil survey occur in conjunction with this magnetic feature strongly supports the high potential for a significant porphyry discovery in the area.

At the request of the Issuer, internationally renowned geological consultant Dr. Richard Sillitoe, a globally recognized authority on porphyry copper systems, visited a number of the Issuer’s properties in Alaska in August, 2007, including the Chisna property.  The results of his visit are summarized in a geological report dated August 26, 2007 and entitled “Comments on the Livengood, Chisna and Terra Prospects, Alaska”.  The report is not a “Technical Report”, as defined in N.I. 43-101, but the complete report may be viewed at www.ithmines.com.

With respect to the Livengood property, Dr. Sillitoe had the following comment: “The geologic characteristics at Chisna Southeast are those commonly observed in gold-rich porphyry copper systems. The porphyries are dioritic in composition and hydrothermal magnetite contents are distinctly elevated. Most of the gold is likely to accompany the chalcopyrite in the potassic core, although the geochemical response suggests the possibility that gold may be laterally a little more extensive than the copper. These features are typical of many gold-rich porphyry copper deposits worldwide”.

Based on the extent and intensity of alteration types Dr. Sillitoe postulated that there may be more than one porphyry center present at Chisna SE.  This now appears to be borne out by the soil geochemistry, which highlights a number of target areas within the overall more than 4 kilometre square system and enhances the possibility of finding economic deposits in the target area.

Table 1

SE Target Surface Sample Data

Rock Samples				Soil Samples (within bold boundary)
n = 246	Gold (g/t)	Silver (g/t)	Copper (%)	n = 115	Gold (g/t)	Silver (g/t)	Copper (ppm)
Max	11.45	79.0	7.1	Max	2.75	10.1	5840
Min	0.00	0.01	0.0	Min	.03	.07	26
Average	0.37	1.43	0.1	Average	0.38	1.14	397

Figure : Gold in soils superimposed on preliminary total field magnetic data from Chisna SE.

Table 2

POW target Surface Sample Data

Rock Samples				Soil Samples
n =39	Gold (g/t)	Silver (g/t)	Copper (%)	n = 111	Gold (g/t)	Silver (g/t)	Copper (ppm)
Max	12.20	81.60	3.6	Max	5.12	23.80	4980
Min	0.00	0.04	0.0	Min	0.00	0.14	12
Average	1.10	7.90	0.3	Average	0.16	1.44	348

Figure 2.  Soil survey and geology over the POW discovery

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Chisna is designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the companies exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

November 28, 2007